January 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jason Weidberg
Arthur Sandel

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC Registration Statement on Form SF-3 File No. 333-269194 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on January 24, 2023 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

VOLKSWAGEN AUTO LEASE/LOAN
UNDERWRITTEN FUNDING, LLC

By:	/s/ Garett Miles
	Name:	Garett Miles
	Title:	President and Head of Securitization

By:	/s/ Jens Schreiber
	Name:	Jens Schreiber
	Title:	Treasurer